EXHIBIT 12.5
DUKE ENERGY FLORIDA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2013	2012	2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$538	$413	$494	$729	$671
Fixed charges	285	309	275	300	278
Deduct:
Interest capitalized	68	18	14	13	27
Total earnings	$755	$704	$755	$1,016	$922

Fixed charges:
Interest on debt, including capitalized portions	$249	$274	$253	$271	$258
Estimate of interest within rental expense	36	35	22	29	20
Total fixed charges	$285	$309	$275	$300	$278
Preferred dividends, as defined	―	$2	$2	$2	$2
Total fixed charges and preferred dividends combined	$285	$311	$277	$302	$280
Ratio of earnings to fixed charges	2.7	2.3	2.8	3.4	3.3
Ratio of earnings to fixed charges and preferred dividends combined	2.7	2.3	2.7	3.4	3.3